SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Submission For the month of February 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: March 4, 2005 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

Quarterly Financial Statements

QI Systems Inc.

Management Discussion and Analysis

For the Three and Six Months Ended December 31, 2004

All figures expressed in US Dollars except where noted

February 25, 2005

Note - Financial results for the three and six months ended December 31, 2004 have not been reviewed by the Company´s External Auditors.

The following discussion and analysis of the results of operations and financial position of QI Systems Inc. (“QI” or “the Company”) should be read in conjunction with the Company´s unaudited consolidated financial statements and the notes thereto for the three and six months ended December 31, 2004 and the Company´s audited consolidated financial statements and notes thereto for the year ended June 30, 2004.

The Company´s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and the same accounting principles used for the June 30, 2004 consolidated financial statements have been used for preparing the December 31, 2004 quarter results. The Company´s reporting currency is the US Dollar. Other currencies are referenced.

Overall Performance

In the quarter ended December 31, 2004 the Company achieved sales of $120,152, which were 21% lower than sales achieved in the preceding quarter. Most of the sales posted in the quarter were to clients operating in the parking industry. Sales to clients operating in the newspaper vending industry followed. During the quarter, the Company continued working towards securing supply contracts in the gaming industry.

The Company incurred a net loss of $192,308 in the quarter ended December 31, 2004 and has incurred losses in past periods. Losses were funded mainly with realized accounts receivables and with net funds pursuant to a private placement.

Results of Operations
For the three months ended December 31, 2004

The Company´s expenses in the quarter have been reclassified to be consistent with the expense classification in the Company´s most recent audited financial statements.

Revenues during the three months ended December 31, 2004 were $120,152 derived from the sale of smart card systems and ancillary products fundamentally within the parking industry. Quarterly sales of the Company´s products decreased $31,217 or 21% with respect to sales in the preceding quarter. This decrease is primarily attributable to seasonality in a customer´s purchase pattern. Sales continue to be concentrated in a few clients. Compared to the quarter ended December 31, 2003 (“the comparative quarter”), sales increased by 42%, or $35,451. This increase in sales is the result of increased demand by a client in the parking industry. The Company expects that sales to this customer will continue to be of significance in the remaining quarters of fiscal 2005.

Cost of sales during the period was $69,038, (57% of sales) compared to total cost of sales of $23,747 (28% of sales) in the comparative quarter. The increase in the percentage of cost of sales results from adjustments to inventory related to the Company´s review of inventory obsolescence during the quarter.

During the quarter Administration expenses were $95,207, an increase of $34,926 from the comparative period. This increase is primarily due to increased management fees combined with increased salary expense.

Development costs in the quarter ended December 31, 2004 were $72,550 compared to $73,675 in the quarter ended December 31, 2003 and $71,315 for the immediately preceding quarter. These amounts indicating a continued focus on development.

During the quarter the Company did not incur any investor relations or corporate finance expenses, fundamentally because of limited capital raising activities in the period. This compares favourably to the comparative period, when $6,352 of investor relations expense and $6,203 of corporate finance expense were incurred in connection with private placements and for services rendered in connection with the Company seeking to attract further equity investments. During the immediately preceding quarter the Company did not incur any investor relations or corporate finance expenses.

Sales and marketing expense in the quarter ended December 31, 2004 was $64,790 compared to $32,852 for the quarter ended December 31, 2003. During the quarter ended December 31, 2003 the Company eliminated an accrual for sales consulting expenses that had been recorded in duplicate earlier in 2003. This resulted in abnormally low sales and marketing expenses for the comparative quarter.

QI recorded an operating loss of $193,805 in the quarter ended December 31, 2004 compared to an operating loss of $135,178 in the comparative period. This increase in loss is primarily attributable to increased Cost of Sales combined with increased administrative expenses offset partially by decreases in financing expenses. In the quarter ended December 31, 2004, QI posted a net loss of $19,308 or $0.02 per share, compared to a net loss of $130,231 in the comparative period. See above for detailed explanations.

In the quarter ended December 31, 2004 the Company received $275,000 towards a private placement expected to close in the near future (see Liquidity).

At December 31, 2004 the Company´s cash position was $24,134, with a working capital deficit of $242,721.

For the six months ended December 31, 2004

Revenues during the six months ended December 31, 2004 were $271,521 compared to sales of $160,655 in the six months ended December 31, 2003 (“the six-month comparative period”).

Cost of sales during the period rose to $130,841 -or 48% of sales- from $58,134, or 36% of sales in the six-month comparative period. This increase reflects additional sales for the current period as well as the adjustment to inventory referred to in the analysis of the 3-month comparison.

During the six months ended December 31, 2004 Administration expenses were $183,156 compared to $145,925 for the comparative period. This increase results from increased management fees combined with increased salaries.

Development costs in the six months ended December 31, 2004 were $143,865 compared to $150,932 demonstrating the Company´s continued concentration on development.

During the six-month period the Company did not incur any investor relations or corporate finance expenses, fundamentally because of limited capital raising activities. This compares favourably to the comparative six-month period, when $242,513 of investor relations expense and $54,835 of corporate finance expense were incurred in connection with private placements secured in the six-month period ended December 31, 2003.

Sales and marketing expense in the six months ended December 31, 2004 was $111,427 a difference of $32,348 compared to the quarter ended December 31, 2003. This difference result from the reversal of an erroneous accrual related to sales and marketing consultant expenses.

Professional fees of $26,618 include legal fees incurred in the six months ended December 31, 2004 to settle of a claim by a former officer and director disclosed as a contingent item in the Company´s audited financial statements for the year ended June 30, 2004. Other legal fees are in connection with meeting the Company´s regulatory obligations as a reporting issuer in British Columbia and Alberta, trading on the OTCBB and other corporate items. In the comparative six-month period professional fees were $23,529.

QI recorded an operating loss of $328,265 in the six months ended December 31, 2004, compared to an operating loss of $598,582 in the comparative six-month period. The Company recorded a Gain on Settlement of Debt of $22,167 mostly in connection with settlement of an outstanding claim by a former officer and director in the six months ended December 31, 2004 ($4,622 in the comparative six-month period). In the six months ended December 31, 2004, QI posted a net loss of $304,923, or $0.01 per share, compared to a net loss of $592,791 in the comparative six-month period.

Summary of Quarterly Results

For the Quarter Ended

	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003
Total revenues	$120,152	$151,369	$146,744	$76,323	$84,701	$75,954	($45,680)	$128,574
(Net loss)	(192,308)	(112,616)	(441,490)	(149,614)	(130,231)	(462,560)	(372,273)	(88,380)
(Loss) per share, basic and diluted	(0.02)	(0.01)	(0.03)	-	-	(0.03)	(0.02)	-

Liquidity

QI has incurred operating losses in the last fiscal periods and its ability to continue operating as a going concern is contingent on the Company being able to raise equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

At December 31, 2004, the Company´s cash position was $24,134, with a working capital deficit of $242,721.

During the quarter ended December 31, 2004 the Company announced, subject to regulatory approval, a non-brokered private placement of 1,363,636 units at a price of $0.22 per unit for gross proceeds of US$300,000. To December 31, 2004 proceeds of $275,000 for this private placement were received by the Company, $155,000 through the conversion of the same amount of shareholder loans advanced to the Company during the quarter ended September 30, 2004. The loans were interest free. Funds received on the private placement are shown as equity under Share Capital to be Issued.

Additionally, in the quarter ended September 30, 2004 QI received $87,300 from share capital subscribed as at June 30, 2004, and issued 396,819 common shares to this effect. The Company also received $17,200 from the exercise of 43,000 stock purchase warrants.

As disclosed in Results of Operations, QI posted a net loss in the quarter of $192,308, and accumulated net loss for the six months ended December 31, 2004 of $304,923. Losses in subsequent periods will only be reduced or eliminated once the Company is able to secure sales streams that are still not in place at the date of this report. Even if it achieves decreasing quarterly losses in subsequent periods, the Company may face the need to raise additional funding in the capital markets or through further short or long-term debt in the near future, until it can achieve positive cash flows from operations.

The company is not subject to debt covenants.

Capital Resources

The Company is not currently committed to further capital expenditures for the purchase of property, plant and equipment.

During the quarter ended December 31, 2004, no share purchase warrants were granted or exercised. At December 31, 2004, the Company had outstanding 5,262,938 share purchase warrants (with exercise prices ranging from $0.20 to $0.30).

On December 31, 2004, the Company granted 879,500 options to directors, officers, employees and consultants. The options have an exercise price of $0.15 per option and expire on December 31, 2009. The options vest in 25% installments at the end of each quarter, starting with the quarter ending March 31, 2005. Stock-based compensation expense of $100,339 will be expensed in four equal installments, as the options vest. 197,000 options at a price of $0.50 expired on December 31, 2004. 1,980,500 share purchase options (with exercise prices ranging from $0.15 to C$2.00) remain outstanding at quarter end.

Subsequent Events

During January 2005 the Company became aware that certain Company directors and executive officers appear not to be in total compliance with all reporting requirements as required by Part 12, Section 87 of the Securities Act of British Columbia (which requires certain Insider Reports be filed) and by Section 16(a) of the Securities Exchange Act of 1934 (which requires Company's directors, executive officers and persons who own beneficially more than ten percent of the Company´s common stock, to file reports of ownership and changes of ownership with the SEC). The Canadian insider reporting process experienced problems during the conversion to an electronic filing system that may have affected certain Directors filings. Additionally, some filing confusion resulted when the Company ended trading on the TSX Venture Exchange and the OTC-BB became the Company's exchange of record. The Company is currently working with these individuals to effect the appropriate reporting to the regulating authorities and anticipates completing the process in the near future.

Critical Accounting Estimates

The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company´s assets and liabilities.

Changes in Accounting Policies Including Initial Adoption

There were no changes to the Company´s critical accounting estimates or accounting policies during the quarter ended December 31, 2004.

Other MD&A Requirements

As of February 25, 2005, the Company has 22,866,416 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission´s website at www.sec.gov.

This Management Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. When used in this document, the words “believe,” “anticipates,” “expects” and similar expressions are intended to identify such forward-looking statements. The Company´s actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

I, Steve Garman, Chief Executive Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of QI Systems, Inc. for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement or a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in their interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

February 25, 2005

"Steve Garman"

Steve Garman

Chief Executive Officer

I, Steven R. Crowell, Chief Financial Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of QI Systems Inc. for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement or a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in their interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

February 25, 2005

“Steven R. Crowell”

__________________________

Steven R. Crowell

Chief Financial Officer

QI SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED DECEMBER 31, 2004

NOT AUDITED OR REVIEWED BY EXTERNAL AUDITORS

QI SYSTEMS INC.

Consolidated Balance Sheets

As at December 31, 2004 and June 30, 2004

Expressed in US Dollars

Unaudited

	December 31, 2004	June 30, 2004
	($)	($)

ASSETS
Current
Cash	24,134	12,158
Receivables	48,150	30,878
Share subscriptions receivable	-	87,300
Prepaid expenses	6,857	1,550
Inventory	246,180	218,589
	325,321	350,475

Property, plant and equipment	10,136	12,481
	335,457	362,956

LIABILITIES
Current
Payables and accruals	538,324	515,168
Shareholder loans	23,954	17,125
Unearned revenue	5,764	16,279
	568,042	548,572

SHAREHOLDERS´ DEFICIENCY
Share capital	10,925,477	10,820,977
Share capital – subscribed	-	87,300
Share capital to be issued	275,000	-
Value allocated to stock options	203,169	203,169
Deficit	(11,540,763)	(11,235,840)
Cumulative translation adjustment	(95,468)	(61,222)
	(232,585)	(185,616)
	335,457	362,956

On behalf of the Board of Directors:

	“Steven R. Garman”	“Steven R. Crowell”
	Steven R. Garman, Director	Steven R. Crowell, Director

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the three and six months ended December 31, 2004 and December 31, 2003

Expressed in US Dollars

Unaudited

	Three months ended		Six months ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	$	$	$	$

Revenues	120,152	84,701	271,521	160,655

Cost of goods sold	69,038	23,747	130,841	58,134
	51,114	60,954	140,680	102,521

Expenses
Administration	95,207	60,281	183,156	145,925
Amortization	1,282	1,222	2,497	2,392
Corporate finance	-	6,203	-	54,835
Development costs	72,550	73,675	143,865	150,932
Financing costs and interest	1,083	475	1,382	1,898
Investor relations	-	6,352	-	242,513
Sales and marketing	64,790	32,852	111,427	79,079
Professional fees	10,007	15,072	26,618	23,529
	244,919	196,132	468,945	701,103

Operating loss	(193,805)	(135,178)	(328,265)	(598,582)
Interest income	899	325	1,175	1,169
Gain on settlement of debt	598	4,622	22,167	4,622
Net loss	(192,308)	(130,231)	(304,923)	(592,791)

Deficit, beginning of period	(11,348,455)	(10,514,505)	(11,235,840)	(10,051,945)
Deficit, end of period	(11,540,763)	(10,644,736)	(11,540,763)	(10,644,736)

Loss per share – basic and diluted	(0.02)	-	(0.01)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Cash Flow

For the three and six months ended December 31, 2004 and December 31, 2003

Expressed in US Dollars

Unaudited

	For the three months ended		For the six months ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	($)	($)	($)	($)

Cash flows related to operating activities
Net loss for the period	(192,308)	(130,231)	(304,923)	(592,791)
Adjustments to reconcile net loss used in operations
Gain on settlement of debt	(598)	(4,622)	(22,167)	(4,622)
Amortization	1,282	1,222	2,497	2,392
	(191,624)	(133,631)	(324,593)	(595,021)
Changes in non-cash working capital items
Receivables	100,154	23,340	(17,272)	(9,007)
Prepaid expenses	(5,726)	(4,913)	(5,307)	(4,887)
Inventory	22,710	(7,368)	(27,591)	(6,523)
Payables and accruals	(43,830)	11,139	23,156	244,090
Unearned revenue	2,631	4,513	(10,515)	4,513
	(115,685)	(106,920)	(362,122)	(366,835)

Cash flows related to investing activities	-	-	-	-

Cash flows related to financing activities
Proceeds from (repayment of) shareholder loans	(148,338)	559	6,829	(94,335)
Proceeds from issuance of capital	-	92,933	-	444,630
Proceeds for share capital to be issued	275,000	-	275,000	-
Proceeds from exercise of stock option warrants	-	-	17,200	-
Proceeds from share capital subscribed	-	-	87,300	-
	126,662	93,492	386,329	350,295
Effect of foreign currency translation on cash	(22,184)	(15,258)	(12,231)	(2,172)
Net increase (decrease) in cash	(11,207)	(28,686)	11,976	(18,712)
Cash and cash equivalents (cash deficiency), beginning of period	35,341	1,124	12,158	8,850
Cash and cash equivalents, end of period	24,134	(27,562)	24,134	(27,562)

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

December 31, 2004

Expressed in US Dollars

Unaudited

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements.

In the opinion of management, all adjustments necessary for fair presentation of the Company´s financial position, results of operations and cash flows as at December 31, 2004 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company´s audited financial statements for the fiscal year ended June 30, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

News Releases

None for February 2005.